[Clean Diesel Letterhead]
September 23, 2010

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:	Ms. Pamela Long

	Re:	Clean Diesel Technologies, Inc.
Registration Statement on Form S-4 (File No. 333-166865)
Acceleration Request

Dear Ms. Long:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Clean Diesel Technologies, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective prior to or at 5:00 p.m, Eastern Time, on September 23, 2010, or as soon thereafter as practicable.
The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please provide a copy of the Commission’s order declaring the registration statement effective to Ernest M. Lorimer via facsimile at (203) 325-5043 and via mail at Finn Dixon & Herling LLP, 177 Broad Street, 15th Floor, Stamford, Connecticut 06901.

Very truly yours,
By:	/s/ Charles W. Grinnell
Charles W. Grinnell
Vice President and Corporate Secretary